Filed Pursuant to Rule 424(b)(3)

Registration No. 333-168129

CNL HEALTHCARE PROPERTIES, INC.

STICKER SUPPLEMENT DATED NOVEMBER 4, 2014

TO PROSPECTUS DATED APRIL 18, 2014

This sticker supplement is part of, and should be read in conjunction with our prospectus dated April 18, 2014, and our sticker supplements dated April 23, 2014, May 9, 2014, June 24, 2014, July 2, 2014, July 22, 2014, August 8, 2014, August 13, 2014, October 1, 2014 and October 15, 2014. Unless expressly defined herein, capitalized terms used in this sticker supplement have the same meanings as ascribed to them in the prospectus.

The following replaces in its entirety the information in the section entitled “DETERMINATION OF OUR OFFERING PRICE AND NET ASSET VALUE PER SHARE” –Determination of Offering Price and Estimated Net Asset Value Per Share” beginning on page 113 of the prospectus.

Determination of Estimated Net Asset Value Per Share and New Offering Price

On October 31, 2014, our board of directors unanimously approved $9.52 as the estimated net asset value per share of our common stock outstanding as of September 30, 2014, based on a share count of 94,221,929 shares issued and outstanding as of September 30, 2014. Also, on that date our board of directors unanimously approved a new offering price of $10.58 per share for the purchase of shares of our common stock effective November 4, 2014. The current net asset value is an increase over the $9.13 net asset value last determined by the board of directors on December 6, 2013. The current offering price per share is also an increase over the $10.14 offering price per share last determined by the board of directors on December 6, 2013, and effective December 11, 2013.

In establishing the estimated net asset value, the board of directors engaged an independent investment banking firm that specializes in providing real estate financial services, CBRE Capital Advisors, Inc. (“CBRE Cap”), to provide (i) property-level and aggregate valuation analyses of the Company, (ii) a range for the estimated net asset value of our common stock; and (iii) consideration of other information provided by our advisor.

Background

In July 2014, the board of directors initiated a process to estimate our net asset value to (i) provide existing investors and brokers with an indication of the estimated value of our shares based on acquisitions to date and our then current portfolio of senior housing and healthcare-related properties; and (ii) furnish potential new investors and broker-dealers with updated information regarding our performance and assets to enhance a better understanding of us and thereby contribute to our capital raising efforts under our current public offering. The Valuation Committee of the board of directors, comprised solely of Independent Directors, was charged with oversight of the valuation process. On the recommendation of the Valuation Committee and the approval of the board of directors, we engaged CBRE Cap.

From CBRE Cap’s engagement through the issuance of its valuation report as of October 28, 2014, (the “Valuation Report”), CBRE Cap held discussions with our advisor and conducted or commissioned such appraisals, investigations, research, review and analyses as it deemed necessary. The Valuation Committee, upon its receipt and review of the Valuation Report, concluded that the range of between $9.00 and $10.03 for our estimated net asset value proposed in CBRE Cap’s Valuation Report was reasonable, and recommended to the board of directors that it adopt $9.52 as the estimated net asset value of our common stock, which value falls within the range determined by CBRE Cap in its Valuation Report. At a special meeting held on October 31, 2014, the board of directors accepted the recommendation of the Valuation Committee and approved $9.52 as the estimated net asset value of our common stock as of September 30, 2014, exclusive of any portfolio premium. The board of directors also determined the new offering price of $10.58 based on our $9.52 estimated net asset value, plus selling commissions and marketing support fees. CBRE Cap is not responsible for the estimated value per share and did not participate in the determination of the offering price for shares of our common stock.

Valuation Methodologies

In preparing the Valuation Report, CBRE Cap, among other things:

•	reviewed financial and operating information requested from or provided by our advisor;

•	reviewed and discussed with our advisor the historical and anticipated future financial performance of our properties, including forecasts prepared by the senior management of our advisor and its joint venture partners;

•	commissioned restricted use appraisals which contained analysis on each of our real property assets (“MAI Appraisals”) and performed analyses and studies for each property;

•	conducted or reviewed CBRE Cap proprietary research, including market and sector capitalization rate surveys;

•	reviewed third-party research, including Wall Street equity reports and online data providers;

•	compared our financial information to similar information of companies that CBRE Cap deemed to be comparable;

•	reviewed our reports filed with the SEC, including the our Annual Report on Form 10-K for the fiscal year ended December 31, 2013; and

•	reviewed the unaudited preliminary financial statements for the period ended September 30, 2014.

MAI Appraisals of all of our properties were performed in accordance with Uniform Standards of Professional Appraisal Practice (“USPAP”). The MAI Appraisals were commissioned by CBRE Cap from CBRE Appraisal Group, a CBRE affiliate that conducts appraisals and valuations of real properties. Each of the MAI Appraisals was prepared by personnel who are members of the Appraisal Institute and have the Member of Appraisal Institute (“MAI”) designations. Discreet values were assigned to each property in our portfolio. CBRE Appraisal Group is not responsible for the estimated value per share and did not participate in the determination of the offering price for shares of our common stock.

As of September 30, 2014, our healthcare investment portfolio consisted of interests in 87 assets, including 54 senior housing communities, 20 medical offices, nine post-acute care facilities and four acute care facilities. Three of our 54 senior housing communities currently have real estate under development. Of our properties held at September 30, 2014, five were owned through an unconsolidated joint venture.

As a result, for the purposes of the Valuation Report, our real estate properties were classified into three categories: wholly owned operating assets, partially owned operating assets and vacant land. The board of directors considered the following valuation methodologies with respect to each asset class, which were applied by CBRE Cap and summarized in its Valuation Report:

Operating Assets. Unlevered, ten-year discounted cash flow analyses from MAI Appraisals were created for our wholly owned and partially owned, fully operational properties. For non-stabilized properties, lease-up discounts were applied to discounted cash flow to arrive at an “As Is” value. With respect to partially owned properties, a discount for partnership promote interests were made where applicable. The “terminal capitalization rate” method was used to calculate terminal value of the assets, with such rates varying based on the specific geographic location and other relevant factors.

Vacant Land. CBRE Cap utilized the MAI Appraisal vacant land value based on market comparables.

Debt. The board of directors used GAAP to determine the fair market value of our debt, which was reviewed for reasonableness by CBRE Cap and utilized in its Valuation Report.

Valuation Summary; Material Assumptions

The valuation process we used to determine an estimated net asset value was designed to follow recommendations of IPA Valuation Guideline.

The following table summarizes the key assumptions that were employed by CBRE Cap in the discounted cash flow models to estimate the value of our operating assets and development properties as of September 30, 2014, and September 30, 2013, respectively:

TABLE OF MAJOR INPUTS
Assumptions	September 30, 2014 Amount / Range	September 30, 2013 Amount / Range
Discount rates
Wholly Owned Properties
Medical Office Properties	8.0%-8.4%	7.9%-8.3%
Post-Acute Care Properties	8.4%-8.8%	9.2%-9.7%
Senior Housing Properties	8.4%-8.8%	8.8%-9.2%
Partially Owned Properties	9.1%-9.5%	10.6%-11.1%
Terminal capitalization rates
Wholly Owned Properties
Medical Office Properties	7.1%-7.5%	7.1%-7.5%
Post-Acute Care Properties	7.4%-7.8%	8.2%-8.7%
Senior Housing Properties	7.4%-7.8%	7.8%-8.2%
Partially Owned Properties	7.5%-7.8%	7.4%-7.9%

In its Valuation Report, CBRE Cap included an estimate of the September 30, 2014 value of our assets, including cash and select other assets net of payables, accruals and other liabilities. Such values were derived from our pro forma balance sheet as of September 30, 2014.

Taking into consideration the reasonableness of the valuation methodologies, assumptions and conclusions contained in CBRE Cap’s Valuation Report, the Valuation Committee and board of directors determined the estimated value of our equity interest in our real estate portfolio to be in the range of $770.5 million to $869.1 million and our net asset value to range from between $848.3 million and $944.6 million, or between $9.00 and $10.03 per share, based on a share count of 94,221,929 shares issued and outstanding as of September 30, 2014.

A 5% increase in the discount rate results in a negative $0.55 impact on the net asset value; a 5% decrease in the discount rate results in a positive $0.53 impact on the net asset value. As with any valuation methodology, the methodologies considered by the Valuation Committee and the board of directors, in reaching an estimate of the value of our shares, are based upon all of the foregoing estimates, assumptions, judgments and opinions that may, or may not, prove to be correct. The use of different estimates, assumptions, judgments or opinions may have resulted in significantly different estimates of the value of our shares.

The following table summarizes the material components of our net asset value and net asset value estimates as of September 30, 2014, and September 30, 2013, respectively:

Table of Value Estimates for Components of Net Asset Value

	Value as of 9/30/14 ($ in 000’s)	Value as of 9/30/14 Per Share	Value as of 9/30/13 ($ in 000’s)	Value as of 9/30/13 Per Share
Present value of equity in wholly owned and partially owned operating assets and vacant land	$1,688,526	$17.92	$646,517	$13.48
Cash and cash equivalents	83,483	0.89	45,482	0.95
Other assets	18,691	0.20	30,781	0.64
Fair market value of debt	(869,792)	(9.23)	(269,943)	(5.63)
Accounts payable and other accrued expenses	(18,257)	(0.19)	(8,989)	(0.19)
Other liabilities	(6,095)	(0.06)	(5,881)	(0.12)

Net asset value	$896,556	$9.52	$437,967	$9.13

Additional Information Regarding the Valuation, Limitations of Estimated Share Value and the Engagement of CBRE Cap

Throughout the valuation process, the Valuation Committee, our advisor reviewed, confirmed and approved the processes and methodologies and their consistency with real estate industry standards and best practices.

CBRE Cap’s Valuation Report dated October 28, 2014 was based upon market, economic, financial and other information, circumstances and conditions existing prior to September 30, 2014, and any material change in such information, circumstances and/or conditions may have a material effect on our estimated net asset value. CBRE Cap’s valuation materials were addressed solely to our board of directors to assist it in establishing an estimated value of our common stock. CBRE Cap’s valuation materials were not addressed to the public and should not be relied upon by any other person to establish an estimated value of our common stock. CBRE Cap’s Valuation Report does not constitute a recommendation by CBRE Cap to purchase or sell any shares of our common stock.

In connection with its review, while CBRE Cap reviewed for reasonableness the information supplied or otherwise made available to it by us or our advisor, CBRE Cap assumed and relied upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to it by any other party, and did not undertake any duty or responsibility to verify independently any of such information. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with CBRE Cap, CBRE Cap assumed that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of our management, and relied upon us to advise CBRE Cap promptly if any information previously provided became inaccurate or was required to be updated during the period of its review. In preparing its valuation materials, CBRE Cap did not, and was not requested to, solicit third party indications of interest for us in connection with possible purchases of our securities or the acquisition of all or any part of us.

In performing its analyses, CBRE Cap made numerous assumptions as of various points in time with respect to industry performance, general business, economic and regulatory conditions, current and future rental market for our operating properties and those in development and other matters, many of which are necessarily subject to change and beyond the control of CBRE Cap and us. The analyses performed by CBRE Cap are not necessarily indicative of actual values, trading values or actual future results of our common stock that might be achieved, all of which may be significantly more or less favorable than suggested by the Valuation Report. The analyses do not purport to be appraisals or to reflect the prices at which the properties may actually be sold, and such estimates are inherently subject to uncertainty. The actual value of our common stock may vary significantly depending on numerous factors that generally impact the price of securities, our financial condition and the state of the real estate industry more generally. Accordingly, with respect to the estimated net asset value of our common stock, neither we nor CBRE Cap can give any assurance that:

•	a stockholder would be able to resell his or her shares at this estimated value;

•	a stockholder would ultimately realize distributions per share equal to our estimated net asset value upon liquidation of our assets and settlement of our liabilities or a sale of the Company;

•	our shares would trade at a price equal to or greater than the estimated net asset value if we listed them on a national securities exchange; or

•	the methodology used to estimate our net asset value would be acceptable to FINRA or under ERISA for compliance with its reporting requirements.

The September 30, 2014, the estimated net asset value was determined by our board of directors at a special meeting held on October 31, 2014. The value of our shares will fluctuate over time as a result of, among other things, developments related to individual assets and responses to the real estate and capital markets. We currently expect to update and announce our estimated net asset value at least annually.

CBRE Group, Inc., (“CBRE”) is a Fortune 500 and S&P 500 company headquartered in Los Angeles, California and one of the world’s largest commercial real estate services and investment firms (in terms of 2013 revenue). CBRE Cap, a FINRA registered broker-dealer and a subsidiary of CBRE, is an investment banking firm that specializes in providing real estate financial services. CBRE Cap and affiliates possess substantial experience in the valuation of assets similar to those owned by the Company and regularly undertake the valuation of securities in connection with public offerings, private placements, business combinations and similar transactions. For the preparation of the Valuation Report, we paid CBRE Cap a customary fee for services of this nature, no part of which was contingent relating to the provision of services or specific findings. We have not engaged CBRE Cap for any other services. During the past three years, certain of our affiliates engaged affiliates of CBRE primarily for various real estate-related services.

In addition, we anticipate that affiliates of CBRE will continue to provide similar real estate-related services in the future. Certain other affiliates have engaged or expect to engage CBRE Cap to serve as their third-party valuation advisor. In addition, we may in our discretion engage CBRE Cap to assist our board of directors in future determinations of our estimated net asset value. We are not affiliated with CBRE, CBRE Cap or any of their affiliates. While we and affiliates of our advisor have engaged and may engage CBRE Cap or its affiliates in the future for commercial real estate services of various kinds, we believe that there are no material conflicts of interest with respect to our engagement of CBRE Cap. In the ordinary course of its business, CBRE, its affiliates, directors and officers may structure and effect transactions for its own account or for the account of its customers in commercial real estate assets of the same kind and in the same market as our assets.

Until our next valuation, we expect to use $10.58 as the per share price for our shares of our common stock in the offering. This value does not necessarily reflect the proceeds you would receive upon our liquidation or upon the sale of your shares.

The following replaces in its entirety the second paragraph of the section entitled “DISTRIBUTION POLICY” on page 148 of the prospectus.

On October 31, 2014, our board of directors authorized a change to our distribution policy to increase monthly cash distributions to $0.0353 with stock distributions remaining at 0.0025 shares of common stock. These changes have been made to maintain the historical distribution rate of 4% cash and 3% stock on each outstanding share of common stock, based on the new offering price. The new distribution policy will go into effect as of December 1, 2014 for fourth quarter distributions and continue unless amended by our board of directors. Distributions will be paid each calendar quarter thereafter as set forth above until such policy is terminated or amended by our board of directors.

5